Exhibit 99.1

Website: www.tevapharm.com

Contact:	Elana Holzman Kevin Mannix	Teva Pharmaceutical Industries Ltd. Teva North America	972 (3) 926-7554 (215) 591-8912

For Immediate Release

TEVA DRAWS ON $1.75 BILLION BRIDGE FINANCING IN CONNECTION WITH PENDING BARR ACQUISITION

— Secures Sufficient Cash On-Hand to Complete Transaction —

Jerusalem, Israel, December 8, 2008—Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today announced that it has completed the drawdown of its combined $1.75 billion bridge loan facilities with Bank Hapoalim B.M. and Bank Leumi USA. The proceeds of the loans will be used towards funding Teva’s previously announced acquisition of Barr Pharmaceuticals, Inc. (NYSE: BRL). Teva intends to fund the remaining cash portion of the consideration by using its cash and marketable securities on hand.

“Teva has secured the necessary funds to complete the Barr acquisition as well as to support the continued growth of our business. We will continue to maintain a strong balance sheet following the completion of the acquisition, with ample flexibility for potential future strategic opportunities,” said Eyal Desheh, Teva’s Chief Financial Officer. “We continue to make progress to obtain the necessary regulatory approvals for this transaction, which is expected to close by the end of this year.”

Teva Pharmaceuticals USA, Inc. is the borrower under the facilities, which mature in November 2009. Both facilities are guaranteed by Teva.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world’s leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva’s sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the timing of the regulatory approvals and satisfaction of other closing conditions for the pending Barr acquisition, our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra® , Neurontin® , Lotrel® and Protonix®, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, our ability to successfully identify, consummate and integrate acquisitions, including the pending acquisition of Barr Pharmaceuticals Inc., potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).